Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

December 1, 2020

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina DiAngelo Fettig

Re:       Hamilton Lane Private Assets Fund

File Nos. 333-236451, 811-23509

Dear Ms. Fettig:

The following responds to the comments you provided in connection with your review of a registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register Hamilton Lane Private Assets Fund (the “Fund” or “Registrant”).1 The changes discussed below will be reflected in an amendment to the Fund’s Registration Statement.

Accounting Comments:

1.          Comment: Please discuss how the Fund will meet the diversification requirements applicable to a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

Response: The Registrant confirms that it intends to meet the diversification requirements applicable to RICs under the Code. As disclosed in the Registration Statement, it may not always be entirely clear how the asset diversification rules for RIC qualification will apply to the Fund’s investments in Portfolio Funds that are classified as partnerships for federal income tax purposes. The Fund may engage the services of a third-party service provider to collect, aggregate and analyze data on the Fund’s direct and indirect investments in order to ensure that the Fund meets the asset diversification test. In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional investments to come into compliance with the asset diversification test or by disposing of non-diversified assets.

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

2.          Comment: Please include on the Statement of Assets and Liabilities in the Predecessor Fund financial statements a line item for “Commitments and contingencies” in accordance with Reg. S-X 6.04-15.

Response: The disclosure will be revised as requested. The line item will include a reference to the applicable note in the financial statements.

3.          Comment: In Footnote 1 to the Statement of Cash Flows in the Predecessor Fund financial statements, please remove “as outlined further on the Statement of Assets and Liabilities.”

Response: Footnote 1 to the Statement of Cash Flows will be removed in the final audited financial statements.

4.          Comment: Please add a line item for the portfolio turnover in the Financial Highlights table in the Predecessor Fund financial statements.

Response: A line item for portfolio turnover will be added to the Financial Highlights table in the final audited financial statements.

5.          Comment: In the table in Note 3 to the Predecessor Fund financial statements, please explain why “Weighted Average of Input” is not applicable for Secondary investments.

Response: The requested disclosure will be added to Note 3 of the table in the Predecessor Fund financial statements.

6.          Comment: Please confirm that amounts subject to recoupment pursuant to arrangements with the Predecessor Fund will not be carried forward to the Fund in the Reorganization.

Response: The Registrant so confirms.

7.          Comment: In Note 11 to the Predecessor Fund financial statements, please list unfunded commitments separately and confirm that amounts are fair valued.

Response: Unfunded commitments will be listed separately in Note 11 to the Predecessor Fund financial statements as requested. The Registrant respectfully notes that the fair value of the amounts would not be applicable to private equity investments.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3307.

Sincerely,

/s/ Jillian L. Bosmann
Jillian L. Bosmann

cc:      Frederick Shaw